Exhibit 99.1

Financial Performance Forecast of CSI Solar, as part of CSI Solar’s Submission to the Shanghai Stock Exchange in Connection with the STAR Market IPO Application

The application documents include preliminary estimates of CSI Solar’s financial performance forecast for the six months ending December 31, 2021, determined in accordance with the Accounting Standards for Business Enterprises under Chinese generally accepted accounting principles (“Chinese GAAP”), as follows:

(in millions of RMB)

Six Months Ending December 31, 2021
Revenues	19,274
Less: Cost of revenues	17,433
Taxes and surcharges	46
Selling expenses	413
Administrative expenses	604
Research and development expenses	200
Financing expenses	104
Add: Other income (expenses)	44
Operating profit	518
Add: Non-operating income	—
Less: Non-operating expenses	—
Total profit	518
Less: Income tax expense	104
Net profit	414

Notes

	Six Months Ending December 31, 2021
	Revenues:	Cost of revenues:
Solar modules [1]	15,743	14,370
Solar system kits [2]	1,396	1,257
Large-scale battery storage solutions [2]	892	786
EPC services [3]	26	24
Sales of solar power projects [4]	898	751
Electricity sales [5]	72	36
Others	247	209
Total	19,274	17,433

[1]	(A) Bases of revenue forecast

1.	The forecasted revenue is based on contracted orders and orders under negotiation with CSI Solar’s customers that are expected or have a high expectation to be delivered in the second half of 2021, totaling RMB 8.0 billion.

2.	In addition to the above-mentioned orders on hand and under negotiation, sales volume by region are subjected to an evaluation of the current policy environment, the prevailing market conditions, and recent orders from recurring customers. The estimation of sales volume and unit price by region have been forecasted with reference to the historical ability to pass-through cost fluctuations to customers.

(B) Bases of cost forecast

1.	The solar module sales to the U.S. are primarily produced in CSI Solar’s non-PRC factories, and the solar module sales to other regions are primarily produced in CSI Solar’s domestic factories in the PRC.

2.	Bases of material cost forecast：The market price of silicon-based materials, the main raw material, has begun to stabilize and was marginally lower in June 2021. The market price of the photovoltaic glass, the main auxiliary material, decreased significantly since the beginning of 2021 and has begun to stabilize in July 2021. The market price of EVA (ethylene vinyl acetate, an encapsulant used to seal the module), another major auxiliary material, was relatively stable in 2021.

3.	Bases of labor cost and manufacturing cost forecast：It is expected that the labor cost and manufacturing cost in the solar module sector will not be materially affected by any significant process changes in 2021.

4.	Bases of transportation cost forecast: (1) international transportation orders with logistics suppliers; and (2) export containerized freight index rates for major shipping routes in the first half of 2021 and accompanying forecast for the second half of 2021.

[2]	Contracted sales orders, and fluctuations in CSI Solar production cost, material cost and labor cost.

[3]	Progress of existing projects.

[4]	Completed sales and transactions under negotiation on solar power projects.

[5]	Solar power projects held for sale and for electricity sales.

Expenses and other items forecast:

Taxes and surcharges: Based on CSI Solar’s historical taxes and surcharges as a percentage of operating income and income anticipation in the second half of 2021.

Selling expenses: Factoring cost control initiatives and expected growth of revenue in the second half of 2021, the selling expense rate is expected to decrease in the second half of 2021.

Administrative expenses: CSI Solar incurred legal consulting fees in the first half of 2021 for a patent litigation in Japan. Factoring the normalization of this impact, cost control initiatives and the expected growth in operating revenue, administrative expense rate is expected to decrease in the second half of 2021.

Research and development expenses: Based on budget for prevailing research projects and new research and development projects in the second half of 2021.

Financing expenses: Based on CSI Solar’s interest-bearing debt and the estimated changes in foreign exchange rates in the second half of 2021.

Other income (expenses): Other income and expenses will not include forecast of unforeseeable or non-recurring items. Included in other income and expenses are items that can be reasonably forecasted： (1) income from government grants, (2) income from the disposal of property, plant and equipment, and (3) asset impairment loss on existing property, plant and equipment.

Non-operating income and expenses: Non-operating income and expenses will not include forecast of unforeseeable or non-recurring items.

Income tax expense: Based on estimated comprehensive income tax rate of 20% in the second half of 2021.

Limitations of forecast:

The prices of raw materials, international transportation and sales volume will have a significant impact on the actual results of operations. In addition, the accuracy of the operating results forecast will depend on certain risks and uncertainties which could cause actual results to differ materially from those forecasted, such as the actual level of cost that is prevalent in each period, the realized benefit from government grants, the import taxes and tariffs paid in the relevant markets, and the progress and results of contracts with customers or suppliers, including dispute resolution. Despite the inherent limitations, the net profit of CSI Solar in the second half of 2021 is expected to range from RMB 331 million to RMB 497 million, after factoring the fluctuations of 20% on the components of the forecast.

Safe Harbor/Forward-Looking Statements

Certain statements in this communication are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., China and Brazil; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; and litigation and other risks described in filings by Canadian Solar Inc. (“Canadian Solar”) with the United Stated Securities and Exchange Commission (the “SEC”), including its annual report on Form 20-F filed on April 19, 2021. Although Canadian Solar believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this communication is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Inherent Uncertainty of the Forecast

The forecast should be read in conjunction with the assumptions and qualifications set forth herein. The forecast is based on numerous assumptions, many of which are beyond the control of CSI Solar and Canadian Solar, and some or all of which may not materialize.

Additionally, to the extent that the assumptions inherent in the forecast are based upon future business decisions and objectives, they are subject to change. Although the forecast is presented with numerical specificity and is based on reasonable expectations developed by the CSI Solar’s management, the assumptions and estimates underlying the forecast are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of CSI Solar and Canadian Solar. Accordingly, the forecast is only an estimate and is necessarily speculative in nature. It is expected that some or all of the assumptions in the forecast will not be realized and that actual results will vary from the forecast. Such variations may be material and may increase over time. In light of the foregoing, readers are cautioned not to place undue reliance on the forecast. The forecast should not be regarded as a representation or warranty by Canadian Solar, CSI Solar or any other person that the forecast can or will be achieved.

Chinese GAAP

The CSI Solar forecast was prepared in accordance with Chinese GAAP, whereas Canadian Solar’s financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Chinese GAAP differs materially from U.S. GAAP. CSI Solar has not prepared a reconciliation of the forecast between Chinese GAAP and U.S. GAAP and has not quantified such differences. In addition, Canadian Solar’s financial statements eliminate all intercompany transactions between Canadian Solar and its CSI Solar and Global Energy subsidiaries. As a result, the CSI Solar forecast is not directly comparable to the corresponding consolidated financial performance of Canadian Solar. Investors should consult their own professional advisors for an understanding of the differences between Chinese GAAP and U.S. GAAP and how those differences might affect the information contained in the forecast.

Some of the applicable differences between Chinese GAAP and U.S. GAAP include the presentation of the income statement, recognition of share-based compensation, the intraperiod income taxes, the accumulated and unappropriated profits, and the specific standard on assets held for sale.

Not Compliant with SEC, AICPA or PCAOB Guidelines

The forecast has not been prepared or presented in accordance with the standards and guidelines of the SEC, the American Institute of Certified Public Accountants (the “AICPA”) or the Public Company Accounting Oversight Board (United States) (the “PCAOB”) for the preparation and presentation of projected or forecasted financial information. Accordingly, the forecast does not disclose all information required by the SEC, the AICPA and the PCAOB for projected or forecasted financial information.

No Audit or Review

The forecast has not been audited or reviewed by the independent public accountants of Canadian Solar or CSI Solar. The forecast should not be relied upon by investors to provide the same type or quality of information as information that has been subject to an audit or review by independent auditors.

No Offer or Solicitation

This communication is not an offer to sell or a solicitation of an offer to buy securities of Canadian Solar or CSI Solar.